February 9, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:

Robert S. Littlepage, Accounting Branch Chief

Larry Spirgel, Assistant Director

Joseph Cascarano, Senior Staff Accountant

Dean Suehiro, Senior Staff Accountant

William Mastrianna, Attorney-Advisor

Re: Vringo, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 10, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2014 Filed November 4, 2014

File No. 001-34785

Ladies and Gentlemen,

On behalf of Vringo, Inc. (“Vringo” or the “Company”), submitted herewith is the response to the additional comments contained in the letter dated January 26, 2015, from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

Form 10-Q for the period ended September 30, 2014

Note 3. Goodwill, page 10

Comment:

1.	It appears your sole valuation technique was comprised of your market capitalization on the measurement date multiplied by an implied control premium. Explain the assessment and rationale used to conclude that current market capitalization equates to fair value.

Response:

We considered various factors in concluding that the Company’s market capitalization on the measurement date plus an estimated control premium (based on historical comparable transactions) was the most appropriate valuation technique for determining the fair value of the reporting unit. The fair value of a reporting unit refers to the price that would be received to sell the reporting unit as a whole in an orderly transaction between market participants at the measurement date. Quoted market prices in active markets are the best evidence of fair value and should be used as the basis for fair value measurement, if available. However, as per ASC 350-20-35-22, quoted market prices of an individual security may not be representative of the fair value of the reporting unit as a whole. For example, there may be a premium that an acquiring entity might pay for a controlling interest compared to the amount an investor would be willing to pay for a non-controlling interest. This was considered by the Company when deriving and including the estimated control premium which we describe in further detail in our response to Comment #3 below and in our response letter dated January 14, 2015.

VRINGO, INC.

Telephone: (212) 309-7549
780 Third Avenue, 12th Floor
New York, NY 10017

February 9, 2015

The Company’s common shares are publicly traded on NASDAQ. Therefore, active quoted market prices can be readily observed. The Company has a widely distributed shareholder base which provides for a substantial amount of daily trading volume. We considered the list of factors provided in ASC 820-10-35-54C to determine whether there had been a significant decrease in the trading volume in relation to the Company’s normal market activity. Based on our analysis of these factors, we concluded that there was sufficient market activity related to the Company’s common shares. As such, we believe that the quoted market price is a good representation of a fair value of one share of the company, or a fractional interest in the Company.

ASC 820-10-35-24B notes that in certain cases, a single valuation technique will be appropriate and that in other cases, multiple valuation techniques will be appropriate. As described further below in our response to Comment #2, in the Company’s particular facts and circumstances, we do not believe that the consideration of additional valuation techniques would meaningfully add to the precision of our estimate since any technique would involve extremely judgmental estimates. Among the range of possible techniques considered, we believe the approach based on market capitalization plus a control premium is both the most objective and the most representative of our expectations of the sale price in a transaction with a marketplace participant. That is, we believe the estimate we have derived using this technique is most representative of fair value in the circumstances.

The Company continually monitors its common share price in relation to the Company’s normal market activity. The continued decline in the Company’s common share price experienced during the fourth quarter of 2014 will have an impact on the Company’s annual goodwill impairment test which is being performed as of December 31, 2014.

Comment:

2.	Explain if you considered the use of other valuation approaches and/or multiple valuation techniques to determine fair value as promulgated by ASC 820.

Response:

The Company did consider whether to use other valuation approaches to determine the fair value of the reporting unit, including the use of an income approach and the use of other market approaches. ASC 820 does not prescribe which valuation techniques should be used when measuring fair value and does not prioritize the techniques. Instead, ASC 820 states that reporting entities should measure fair value using the valuation techniques that are appropriate in the circumstances and for which sufficient data are available, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

VRINGO, INC.

Telephone: (212) 309-7549
780 Third Avenue, 12th Floor
New York, NY 10017

February 9, 2015

When considering the use of an income approach for determining the fair value of the reporting unit, the Company considered using valuation techniques such as a discounted cash flows model. However, it was determined that, due to factors specific to the Company and the nature of its operation, the use of such techniques would impose significant feasibility hurdles and would not yield an effective result. First, the Company does not have a history of revenue to use for purposes of projecting future earnings and revenue streams. Secondly, the Company’s future earnings and revenue are heavily contingent upon the outcomes of certain litigation and settlements which are difficult to predict with a sufficient degree of precision. Finally, preliminary indications of using such an approach were that a wide range of values could be arrived at depending on specific judgmental factors such as the application of company specific risk premiums and the probability weighting of different cash flow scenarios. That range would include the point estimate we derived using the market capitalization based technique. Because of this, we do not believe an income approach would add meaningfully to the total mix of information we considered in determining a marketplace participant fair value for the reporting unit.

When considering the use of market approaches for determining the fair value of the reporting unit, the Company considered using relevant information generated by market transactions of comparable companies such as multiples of earnings and revenue. It was determined, however, that there was a lack of publicly available information with respect to comparable entities within the intellectual property market space that would enable the Company to gather useful information for purposes of such valuation techniques. As such, we concluded that this technique would not yield an effective result. Significantly, the fact that the Company has not yet experienced significant revenue or earnings poses limitations to the use of a market multiples approach.

After considering the potential valuation approaches discussed above, we concluded that it was most appropriate to use the Company’s market capitalization on the measurement date plus an estimated control premium to determine the fair value of the reporting unit.

Comment:

3.	Qualitatively explain how you evaluated and arrived at the control premium conclusion aside from measures of central tendencies in the Biotechnology industry. In addition, explain what the control premium represents for the buyer.

Response:

As discussed in our response letter dated January 14, 2015, the Company determined that the Internet Software and Services and Telecommunications industries best represent the markets in which the Company operates and therefore provide a reasonable basis for comparison when considering M&A transactions and related control premiums. This is because the Company’s owned patents relate to intellectual property that covers technologies, which are operated in these industries. In addition, we considered further comparable transactions in the Biotechnology industry based on the fact that companies in this sector face similar risks and uncertainties regarding when they can recognize revenue and cash flows depending on the outcome of certain irregular milestones. Hence, revenue and cash flows are unlikely to follow a consistent pattern, as they are dependent on whether certain milestones are achieved and how milestones payments are structured.

VRINGO, INC.

Telephone: (212) 309-7549
780 Third Avenue, 12th Floor
New York, NY 10017

February 9, 2015

The Company also performed a detailed analysis of M&A activity in various industries, including the broader Technology industry, and considered available M&A transactions of comparable publicly traded companies in the intellectual property space. The estimated control premium of 35% was selected as it reflects a reasonable assumption mainly based on data in the Internet Software and Services, Telecommunications, and Biotechnology industries.

The use of a 35% control premium resulted in a reporting unit fair value of approximately $119 million which was approximately $14.6 million in excess of the carrying value as of September 30, 2014. For sensitivity purposes, the use of a 30% control premium would have resulted in a reporting unit fair value of approximately $115 million which was approximately $10.2 million in excess of the carrying value as of September 30, 2014. The use of a 20% control premium would have resulted in a reporting unit fair value of approximately $106 million which was approximately $1.3 million in excess of the carrying value as of September 30, 2014. Overall, the selected control premium would have had to be less than 18.5% for the Company to have failed Step 1 of the goodwill impairment test performed as of September 30, 2014. We note that, in our review of a broad range of control premiums spanning multiple industries and periods prior to our September 30, 2014 assessment, a large majority of transactions included control premiums that are greater than 20%. For example, for the Internet Software and Services industries, approximately 82% of transactions in a pool of transactions closed or announced since January 1, 2012 showed a 20% or higher control premium, relative to stock prices one week before the deal was announced. Approximately 17% of these transactions showed a control premium that was less than 18.5%. The consideration of sensitivities gave us greater comfort that our overall impairment conclusion was robust to reasonable changes in judgment about the most appropriate control premium to apply. Additionally, given the relatively low percentage of control premiums in the observed data that were less than 18.5%, we did not believe that an estimated control premium less than 18.5% was reasonable.

The estimated control premium represents the premium that an acquiring entity would pay for a controlling interest compared to the amount an investor would be willing to pay for a non-controlling (most likely minority) interest. A control premium is paid by an acquirer in order to gain significant influence over a business. The related benefits are often cited to include control of the entity’s board and managerial control of all decision making and strategy. In addition, a majority owner may be able to realize synergistic benefits by merging the acquired business with their existing business. From the perspective of an acquirer, they can use their control to better manage a company or to create synergies (or to have the strategic flexibility to do this), in order to alter the business cash flows, and therefore to increase enterprise value.

Specifically at Vringo, such benefits would include control of the Company’s owned intellectual property portfolios, both acquired from third parties and internally developed, which we believe have significant potential. This would provide the acquirer with the ability to affect the timing and amounts related to potential settlement and licensing agreements in connection with these assets. Alternatively, a controlling entity may choose to further develop the existing technology and develop related products based on it. An acquiring entity with controlling interest would have the ability to maximize the potential related profits whereas a non-controlling investor would have limited abilities.

VRINGO, INC.

Telephone: (212) 309-7549
780 Third Avenue, 12th Floor
New York, NY 10017

February 9, 2015

In terms of selecting the appropriate control premium, an approximate median or mean was selected as the most likely point within a range of possible premiums. Based on consultation with valuation experts, we determined that there was no reason to expect a significantly different premium for Vringo relative to industry averages. Specifically, there do not appear to be specific market relationships related to size, recent stock performance, or other factors that would drive an expectation of a market premium lower or higher than observed averages in our facts and circumstances.

* * * * *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

This response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.

Management hopes that the above responses will be acceptable to the Commission. Please do not hesitate to call me at (646) 664-4304 or email me at anyrkovskaya@vringoinc.com with any questions regarding this letter. Thank you for your time and attention.

Sincerely,

VRINGO, INC.

By:	/s/ Anastasia Nyrkovskaya
Anastasia Nyrkovskaya
Chief Financial Officer

780 Third Avenue, 12th Floor
New York, NY 10017
Direct: (646) 664-4304
Facsimile: (646) 532-6775
E-Mail: anyrkovskaya@vringoinc.com

cc: Andrew Perlman, Chief Executive Officer

Vringo, Inc.

Jeffrey P. Schultz, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

VRINGO, INC.

Telephone: (212) 309-7549
780 Third Avenue, 12th Floor
New York, NY 10017